UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Centennial Resource Development, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

15136A102

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 15136A102	13D

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 21, 2016 (as amended to date, the “Statement”), relating to the Class A Common Stock (the “Class A Common Stock”) of Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation) (the “Issuer”).  Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On April 6, 2018, REL US Centennial Holdings, LLC (“REL US”) repaid in full all amounts owed under the previously disclosed margin loan agreement (the “Margin Loan Agreement”) with JPMorgan Chase Bank, N.A., London Branch, and Citibank, N.A., as lenders, thereby terminating the Margin Loan Agreement, as well as the related Pledge and Security Agreements and Guarantee Agreement.

CUSIP No. 15136A102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      April 17, 2018

Silver Run Sponsor, LLC

By:	Silver Run Sponsor Manager, LLC, its managing member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Silver Run Sponsor Manager, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

REL US Centennial Holdings, LLC

By:	REL IP General Partner LP, its managing member
By:	REL IP General Partner Limited, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

REL IP General Partner LP

By:	REL IP General Partner Limited, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

REL IP General Partner Limited

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

CUSIP No. 15136A102	13D

Riverstone Energy Limited Investment Holdings, LP

By:	Riverstone Holdings II (Cayman) Ltd., its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Holdings II (Cayman) Ltd.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Non-ECI USRPI AIV, L.P.

By:	Riverstone Non-ECI USRPI AIV GP, L.L.C., its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Non-ECI USRPI AIV GP, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Non-ECI Partners GP (Cayman), L.P.

By:	Riverstone Non-ECI GP Cayman LLC, its general partner
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

CUSIP No. 15136A102	13D

Riverstone Non-ECI GP Cayman LLC

By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

Riverstone Non-ECI GP Ltd.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

Riverstone VI Centennial QB Holdings, L.P.

By:	Riverstone Energy Partners VI, L.P., its general partner
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Energy Partners VI, L.P.

By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Energy GP VI, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Energy GP VI Corp

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Vice President

CUSIP No. 15136A102	13D

Riverstone Holdings LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

Riverstone/Gower Mgmt Co Holdings, L.P.

By:	Riverstone Management Group, L.L.C., its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

Riverstone Management Group, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

David M. Leuschen

By:	/s/ Stephen S. Coats
Stephen S. Coats, attorney-in-fact

Pierre F. Lapeyre, Jr.

By:	/s/ Stephen S. Coats
Stephen S. Coats, attorney-in-fact